Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 12 DATED JANUARY 7, 2009

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, as supplemented by supplement no. 10 dated October 21, 2008 and supplement no. 11 dated November 14, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of a two-story office/flex building containing 142,700 rentable square feet in San Jose, California;

•	our investment in an A-Note; and

•	information with respect to IRA custodians for investors who would like to purchase shares through an IRA account and desire to establish a new account for that purpose.

Status of the Offering

We commenced our ongoing initial public offering of 280,000,000 shares of common stock on April 22, 2008. As of January 5, 2009, we had accepted aggregate gross offering proceeds of $318.3 million related to the sale of 31,907,743 shares of stock, including shares issued in the primary offering and under the dividend reinvestment plan.

350 E. Plumeria Building

On December 18, 2008, we, through an indirect wholly owned subsidiary, purchased a two-story office/flex building containing 142,700 rentable square feet located on an approximate 8.1-acre parcel of land in San Jose, California (the “350 E. Plumeria Building”). We acquired the property from BRE/Plumeria L.L.C., which is not affiliated with us or our advisor. The 350 E. Plumeria Building, which was completed in 1984 and remodeled in 2008, is 100% leased to NetGear, Inc. The purchase price of the 350 E. Plumeria Building was approximately $35.8 million plus closing costs. The acquisition was funded with proceeds from this offering.

Northern Trust Building A-Note

On December 31, 2008, we, through an indirect wholly owned subsidiary, purchased, at a discount, a promissory note secured by a deed of trust (the “Northern Trust Building A-Note”) for $57.4 million plus closing costs from Bank of America, N.A., a seller unaffiliated with us or our advisor, KBS Capital Advisors LLC. We funded the acquisition with proceeds from this offering.

The borrower under the Northern Trust Building A-Note is 4370 La Jolla Village LLC (the “Borrower”), which is not affiliated with us or our advisor. The initial maturity date of the Northern Trust Building A-Note is October 1, 2017. Given the discounted purchase price and the contractual interest rate on the note, the effective yield to maturity of this investment is 13.1%. Monthly installments on the Northern Trust Building A-Note are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The Borrower used the proceeds from the Northern Trust Building A-Note, additional financing in the amount of $10.3 million (the “Northern Trust B-Note”) and other funds to acquire a 10-story Class A high-rise office building that is approximately 90% leased. The property contains 188,918 square feet and is located within a Class A office park in the San Diego, California area.

The Northern Trust Building A-Note may be prepaid in whole but not in part without premium or penalty on or after April 1, 2017. If the borrower prepays the Northern Trust Building A-Note prior to April 1, 2017, in addition to the outstanding principal balance, we would be due a formula-based prepayment premium along with accrued interest to and including the prepayment date. Notwithstanding the above, the Borrower has the right to defease the entire loan upon the earlier to occur of (a) three years after December 31, 2008 and (b) two years after the “start up day” of the REMIC trust established by the lender.

The Northern Trust Building A-Note is senior to the Northern Trust B-Note defined above. The Northern Trust B-Note has the same October 1, 2017 maturity date as the Northern Trust A-Note. Pursuant to an intercreditor agreement, right to payment under the Northern Trust B-Note is subordinate to our right to payment under the Northern Trust A-Note. The holders of the Northern Trust A-Note and Northern Trust B-Note entered into certain loan documents, including an intercreditor agreement and a servicing agreement that outline our rights and remedies and those of the holder of the Northern Trust B-Note. The intercreditor agreement and servicing agreement provide that the holder of the Northern Trust B-Note initially has certain administrative and decision-making rights, as the controlling holder, concerning the administration and servicing of the loan. Under certain circumstances, we would become the controlling holder and take over the administration of the loan from the holder of the Northern Trust B-Note.

Investments through IRA Accounts

Both Sterling Trust Company and Community National Bank have agreed to act as IRA custodians for purchasers of our common stock who would like to purchase shares through an IRA account and desire to establish a new IRA account for that purpose.

We will pay the fees related to the establishment of investor accounts with Sterling Trust Company and the first-year annual IRA maintenance fee. Thereafter, investors will be responsible for the annual IRA maintenance fees charged by Sterling Trust Company. We will also pay the first calendar year base fee for investors that establish accounts with Community National Bank. Community National Bank does not charge a separate set up fee. After we pay the first calendar year base fee, investors will be responsible for the annual IRA maintenance fees charged by Community National Bank, charged at the beginning of each calendar year.

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